



SEC `06003711` SSION

AB 2/28/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 24 2006

209

SEC FILE NUMBER
8- 38579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　Atlas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

794 Davis Street
　　　　　　　　　　　　　　(No. and Street)

San Leandro　　　　　　　California　　　　　　　94577
　(City)　　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
W. Lawrence Key　　　　　　　　　　　　　　　　(510) 297-7432
　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
　　　　　　　(Name – *if individual, state last, first, middle name*)

1111 Broadway, Suite 2100　　　Oakland　　　California　　　94607
　(Address)　　　　　　　　　(City)　　　(State)　　　(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Mary Jane Fross, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Atlas Securities, Inc. for the year ended December 31, 2005, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Vice President/Controller
Title

State of California)
County of Alameda)

On this 22nd day of February, 2006 before me, Diane M. Molter, personally appeared Mary Jane Fross personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

_____
Diane M. Molter
Notary Public

DIANE M. MOLTER
Commission # 1418638
Notary Public - California
Alameda County
My Comm. Expires Jun 7, 2007

ATLAS SECURITIES, INC.

TABLE OF CONTENTS

Atlas Securities, Inc.
(Sec I.D. No. 8-38579)

*Statement of Financial Condition as of
December 31, 2005, Independent Auditors'
Report and Supplemental Report on
Internal Control*

PUBLIC DOCUMENT

**(PURSUANT TO RULE 17a-5(e)(3) OF THE
SECURITIES EXCHANGE ACT OF 1934)**

Deloitte.



Deloitte & Touche LLP
Suite 2100
1111 Broadway
Oakland, CA 94607-4036
USA

Tel: +1 510 287 2700
Fax: +1 510 835 4800
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Atlas Securities, Inc.
San Leandro, California

We have audited the accompanying statement of financial condition of Atlas Securities, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Atlas Securities, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2006

ATLAS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH	$ 2,847,203
INVESTMENT IN SECURITIES	6,597,156
DUE FROM AFFILIATES	547,478
OTHER RECEIVABLES	1,031,992
OTHER ASSETS	22,738
TOTAL	$11,046,567

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 2,098,775
Due to affiliates	1,649,810
Income tax payable to parent	580,000
Total liabilities	4,328,585
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value—1,000,000 shares authorized; 100 shares outstanding	1,000
Additional paid-in capital	8,179,000
Retained earnings	(1,462,018)
Total stockholder's equity	6,717,982
TOTAL	$11,046,567

See notes to the statement of financial condition.

ATLAS SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

1. SIGNIFICANT ACCOUNTING POLICIES

   Organization - Atlas Securities, Inc., a California corporation, was incorporated on May 6, 1987 and is a wholly owned subsidiary of Golden West Financial Corporation (the "Parent"). The Company serves as the distributor for Atlas Funds, an open-end management investment company offering seventeen no-load portfolios. The Company also serves as the distributor for Atlas Insurance Trust (the "Trust"), an open-end management investment company. The Company also acts as a general agency in connection with the sale of fixed and variable annuities for which it receives commissions from the insurance company issuing the annuity contracts.

   12b-1 fees are based on a percentage of average daily net assets per annum of each Atlas Fund portfolio for which the Company serves as distributor, and, under the related Distribution Plan between the Company and Atlas Funds are recognized as revenue on a monthly basis. Annuity commissions are based on the amount of each transaction, and, under the General Agency and Selling Agent Agreements between the Company and the issuing insurance companies, are recorded as income when earned. The Company estimates its annuity chargeback reserve for policies that may be surrendered by customers. The reserve is computed based on historical experience and periodic reviews are made to adjust the reserve as necessary.

   Investment in securities consists of shares in various Atlas Fund Portfolios and are recorded at fair value.

   The Company's results of operations are included in the consolidated federal and combined state tax returns of the Parent. Each company included in the consolidated tax return generally computes income tax expense (benefit) as though it filed a separate income tax return. Income taxes receivable (payable) will be paid to (from) the Company by the Parent.

   Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. EMPLOYEE BENEFIT PLAN

   The Company participates with the Parent and affiliates in a 401(k) plan that is available to all eligible employees.

3. RELATED PARTIES

   The Company shares office facilities and services with related entities and also leases equipment from related entities, the costs of which are allocated among the companies.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2005, the Company's net capital and required net capital were $4,392,664 and $290,705, respectively, and the ratio of aggregate indebtedness to net capital was .99 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2100
1111 Broadway
Oakland, CA 94607-4036
USA

Tel: +1 510 287 2700
Fax: +1 510 835 4800
www.deloitte.com

February 22, 2006

Atlas Securities, Inc.
794 Davis Street
San Leandro, CA 94577

In planning and performing our audit of the financial statements of Atlas Securities, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

- 5 -

Member of
Deloitte Touche Tohmatsu

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP